DD
11/30

PUBLIC

[redacted]

SEC
Mail Processing
Section

NOV 28 2012

Washington DC
401

SECURI ION

ANN RT

08034306

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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SEC FILE NUMBER
8- 67367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIGELOW CAPITAL SECURITES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Harbour Place
(No. and Street)

Portsmouth (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENISE BURKE 603-433-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300 (Address) Wakefield (City) MA (State) 01880 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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12/17

OATH OR AFFIRMATION

I, DENISE BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIGELOW CAPITAL SECURITIES LLC, as of SEPTEMBER 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise C Burke
Signature

CFO, Fin Op
Title

MARISA B. SUÁREZ, Notary Public
My Commission Expires July 16, 2013

Marisa B Suarez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARISA B. SUAREZ, Notary Public
My Commission Expires July 16, 2013

BIGELOW CAPITAL SECURITIES LLC

BALANCE SHEET
SEPTEMBER 30, 2012

tonneson + co
Certified Public Accountants & Consultants

BIGELOW CAPITAL SECURITIES LLC
TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Members
Bigelow Capital Securities LLC
Portsmouth, New Hampshire

We have audited the accompanying balance sheet of Bigelow Capital Securities LLC ("the Company") as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Bigelow Capital Securities LLC as of September 30, 2012 in conformity with U.S. generally accepted accounting principles.

Tonneson + Co

Tonneson + Co

November 13, 2012

tonneson+co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

BIGELOW CAPITAL SECURITIES LLC

BALANCE SHEET

SEPTEMBER 30, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	80,318
Prepaid expenses		3,887
TOTAL ASSETS	$	84,205

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	17,173
TOTAL LIABILITIES		17,173
MEMBERS' EQUITY		67,032
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	84,205

See Notes to Financial Statement.

BIGELOW CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED SEPTEMBER 30, 2012

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized in the State of New Hampshire on May 9, 2006 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition, restructuring, valuation and other advisory services for clients.

Estimates - The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition - The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual income taxes on their proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of September 30, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Subsequent Events - The date to which events occurring after September 30, 2012 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Independent Auditors' Report which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At September 30, 2012, the Company had net capital of $63,145, which was in excess of its requirement of $5,000 by $58,145.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Members
Bigelow Capital Securities LLC
Portsmouth, New Hampshire

We have audited the financial statement of Bigelow Capital Securities LLC as of September 30, 2012, and our report thereon dated November 13, 2012, which expressed an unqualified opinion on the financial statement, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the balance sheet taken as a whole. The accompanying information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

Tonneson + Co
Tonneson + Co

Wakefield, Massachusetts
November 13, 2012

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BIGELOW CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2012

NET CAPITAL

Members' equity at September 30, 2012	$	67,032
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		67,032
Deductions and/or charges:		
A. Non allowable assets		3,887
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	63,145

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accrued expenses	$	17,173
Total aggregate indebtedness	$	17,173

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $17,173)	$	1,145
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	58,145
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	57,145
6.	Percentage of aggregate indebtedness to net capital		27.20%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of September 30, 2012:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	63,145
Net audit adjustments		-
Net capital	$	63,145

See Independent Auditors' Report on Accompanying Information.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended September 30, 2012, the Company was in compliance with the conditions of the exemption.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067367 FINRA SEP
BIGELOW CAPITAL SECURITIES LLC
1 HARBOUR PL STE 215
PORTSMOUTH NH 03801-3877

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Denise Burke
603-433-6000

2. A. General Assessment (item 2e from page 2) $ 16,111

B. Less payment made with SIPC-6 filed (exclude interest) (6,438)
4-9-12
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,673

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,673

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bigelow Capital Securities LLC
(Name of Corporation, Partnership or other organization)

Denise C Burke
(Authorized Signature)

FinOp + CFO
(Title)

Dated the ______ day of ______________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,444,316
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 6,444,316
2e. General Assessment @ .0025	$ 16,111
	(to page 1, line 2.A.)

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